UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

NovAccess Global Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

98385L 10 2
(CUSIP Number)

Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 2 of 5

1	NAME OF REPORTING PERSONS David Sumner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,795,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,795,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,795,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 3 of 5

1	NAME OF REPORTING PERSONS Dawn Digital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,795,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,795,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,795,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 4 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, without par value, of NovAccess Global Inc. (the “Company”), a Colorado corporation with a mailing address of 8584 E. Washington Street, No. 127, Chagrin Falls, Ohio 44023, beneficially owned by Dawn Digital Limited, a special purpose holding company incorporated in the British Virgin Islands that is owned and controlled by David Sumner.

Item 2. Identity and Background.

(a)         This Schedule 13D is filed by David Sumner and Dawn Digital Limited. Mr. Sumner is the sole owner of Dawn Digital.

(b)         The business address of Mr. Sumner and Dawn Digital Limited is 85 Great Portland Street, London, England WIW 7LT.

(c)         Mr. Sumner is the chief executive officer of Sumner Global, a global company that has created value across a diverse range of assets focusing on the procurement of products and services for governments and corporations around the world with an emphasis on healthcare and logistics.

(d)         During the last five years, neither Mr. Sumner nor Dawn Digital Limited has been convicted in any criminal proceeding (excluding traffic violations).

(e)         During the last five years, neither Mr. Sumner nor Dawn Digital Limited been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Sumner is a citizen of the United Kingdom and Dawn Digital Limited is a special purpose holding company incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

On May 17, 2024, Dawn Digital Limited entered into a stock purchase agreement with the Company and sold an 18.6% ownership interest in Fendix Media Limited to the Company in exchange for 14,795,455 newly-issued unregistered shares of the Company’s common stock (the “Shares”).

Item 4.          Purpose of Transaction.

The Fendix transaction is a preliminary step in completing the previously disclosed investment in the Company by Mr. Sumner. On December 29, 2023, the Company entered into a securities purchase agreement (the “SPA”) with Sumner Global LLC, pursuant to which Sumner Global agreed to purchase 33.0 million shares of Company common stock for $0.11 a share, or $3.63 million in total, and to loan the Company $7.05 million. The transaction is subject to several contingencies, including Sumner Global completing its planned capital raise. Upon completion of the planned investment, Mr. Sumner will have the right to appoint up to three new directors to the Company’s board. Mr. Sumner, as a significant investor, and his board designees will have significant input in making strategic decisions relating to the Company. Mr. Sumner does not have any other plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934 (“Regulation 13d-101”). However, Mr. Sumner may change his plans relating to the Company in the future.

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 5 of 5

Item 5. Interest in Securities of the Issuer.

(a)         Dawn Digital Limited is the record owner of 14,795,455 shares of common stock, which is 24.0% of the Company’s 61,634,385 outstanding common shares on June 6, 2024. As the sole owner of Dawn Digital, Mr. Sumner is considered the beneficial owner of the Shares.

(b)         Mr. Sumner and Dawn Digital Limited share the power to vote and to dispose of the Shares.

(c)         Neither Mr. Sumner nor Dawn Digital Limited has engaged in any transactions in the Company’s common stock since acquiring the Shares.

(d)         Mr. Sumner and Dawn Digital Limited share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the SPA, neither Mr. Sumner nor Dawn Digital Limited is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company required to be disclosed pursuant to Item 6 of Regulation 13d-101. The Company filed the SPA as Exhibit 10.7 to Form 8-K dated May 13, 2024.

Item 7. Material to be Filed as Exhibits.

Stock Purchase Agreement dated May 17, 2024 between NovAccess Global Inc. and Dawn Digital Limited (incorporated by reference to Exhibit 10.7 of the Form 8-K of NovAccess Global Inc. filed on May 17, 2024)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Sumner
June 11, 2024	David Sumner, individually

Dawn Digital Limited /s/ David Sumner
June 11, 2024	By David Sumner, Chief Executive Officer